EQV VENTURES ACQUISITION CORP.

1090 Center Drive

Park City, UT 84098

July 31, 2024

VIA EDGAR

Attention:	Ameen Hamady
Kristina Marrone
Kibum Park
Ruairi Regan

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Re:	EQV Ventures Acquisition Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed July 25, 2024
File No. 333-280048

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), EQV Ventures Acquisition Corp., a Cayman Islands exempted company (the “Company”), has today filed with the Securities and Exchange Commission (the “Commission”) a revised Registration Statement on Form S-1 (the “Revised Registration Statement”) concurrently with the submission of this letter.

The Company is writing to respond to the comments raised in the letter to the Company, dated July 31, 2024, from the staff of the Division of Corporation Finance of the Commission (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in bold). Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Revised Registration Statement.

Securities and Exchange Commission
July 31, 2024

Amendment No. 2 to Registration Statement on Form S-1

Exclusive forum for certain lawsuits, page 35

1.	Please reconcile your disclosure in this section regarding exclusive forum with Section 186 of your Amended and Restated Memorandum of Association which appears to provide two exclusive forum provisions in subsections (a) and (b). Please clarify which provision will govern in the event there is a conflict between these provisions, for example in the case of a derivative action. We also note that Section 186(a) limits claims under the Securities Act to the federal courts of the United States. Please state that there is uncertainty as to whether a court would enforce such provision. Also, state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Response:

We respectfully acknowledge the Staff’s comment. We have filed as Exhibit 3.2 a revised form of the Amended and Restated Memorandum of Association with revisions to Articles 186 through 189 clarifying the applicability of the exclusive jurisdiction and forum provisions. Further, we have revised disclosure on pages 74 and 151 of the Revised Registration Statement to address the Staff’s comment to state that there is uncertainty as to whether a court would enforce limiting claims under the Securities Act to the federal courts of the United States and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder, as well as noting the concurrent jurisdiction created by Section 22 of the Securities Act for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Securities and Exchange Commission
July 31, 2024

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please contact Julian J. Seiguer, P.C. of Kirkland & Ellis LLP at (713) 836-3334 or Billy Vranish of Kirkland & Ellis LLP at (713) 836-3695.

Sincerely,

EQV VENTURES ACQUISITION CORP.

By:	/s/ Jerome Silvey
Name:	Jerome Silvey
Title:	Chief Executive Officer

cc:	Julian J. Seiguer, P.C., Kirkland & Ellis LLP
Billy Vranish, Kirkland & Ellis LLP